U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report the change of an independent director. On March 19, 2020, due to the personal reasons, Ralph Hornblower, III, a class I member of the Registrant’s Board, submitted his resignation to the Board, effective immediately. There is no disagreement between Ralph Hornblower, III and the Registrant. The Board accepted his resignation and appointed Yonggang Duan to fill the vacancy on March 24, 2020, effective on March 19, 2020.

Dr. Duan has been teaching and researching in the oil-gas field development engineering area for a long time. From November 2004, Dr. Duan has been a professor at Southwest Petroleum University in Sichuan, China. He is the director of the oil well technology center of petroleum engineering school of Southwest Petroleum University. In addition, Dr. Duan is also a researcher and Ph.D. supervisor. He has published over 60 articles on top academic journals and participated in writing six books. He was named an expert with outstanding contributions and an oil-gas safety expert in Sichuan Province, China. Dr. Duan received his bachelor’s degree in oil production in 1984, and his master degree in oil-gas field development engineering in 1988, both from Southwest Colleague. Dr. Duan received his Ph.D. degree in oil-gas field development engineering in 2009 from Southwest Petroleum University.

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (file No. 333-234660) filed with SEC on November 13, 2019 and declared effective on November 26, 2019 and (ii) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein.

Exhibit Index:

99.1	Press release dated March 26, 2020 titled “Recon Technology, Ltd Announces the Appointment of Dr. Yonggang Duan to the Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

March 27, 2020	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer